26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

June 13, 2018

CONFIDENTIAL

Ms. Sonia Gupta Barros, Assistant Director,

Mr. Rahul Patel, Attorney

Mr. William Demarest, Staff Accountant

Ms. Shannon Sobotka, Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Studio City International Holdings Limited
Amendment No.2 to Draft Registration Statement on Form F-1
Confidentially Submitted on June 13, 2018
CIK No. 0001713334

Dear Ms. Barros, Mr. Patel, Mr. Demarest and Ms. Sobotka:

On behalf of our client, Studio City International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the British Virgin Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 20, 2018 on the Company’s first amendment to draft registration statement on Form F-1 confidentially submitted on March 23, 2018 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS: Pierre-Luc Arsenault[3] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Damian C. Jacobs[6] | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Li Chien Wong | Wanda T.K. Woo | Judy W.C. Yam | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel R. Lindsey[6] | Daniel A. Margulies[6] | Peng Qi3 | Robert P.H. Sandes[6] | Wenchen Tang[3] | Xiaoyao Yin[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN: [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; # non-resident

Beijing Boston Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

The Company would like to respectfully advise the Staff that the redomiciling of the Company from the British Virgin Islands to the Cayman Islands has not yet been completed and that the Revised Draft Registration Statement has been prepared on the assumption that the redomiciling has been completed. The Company will promptly update the Staff on the progress and revise the disclosure as appropriate.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the amendments made in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to include (i) its consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018, (ii) proposed organizational steps to be taken prior to the initial public offering, and (iii) other information and data to reflect certain new developments since the Company submitted the Draft Registration Statement.

The Company would like to further advise the Staff that it will publicly file all draft registration statements and nonpublic draft submissions confidentially submitted to the Commission when it publicly files its registration statement on Form F-1, and will commence the roadshow for the proposed offering no earlier than 15 days after the date thereof.

General

1.	It appears you have submitted this registration statement confidentially pursuant to the expanded nonpublic review process announced on June 29, 2017 and supplemented on August 17, 2017. Please supplementally provide a cover letter confirming that you will publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show, or in absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

As confirmed hereby, the Company respectively advises the Staff that it will publicly file all draft registration statements and nonpublic draft submissions when it publicly files its registration statement on Form F-1, and will commence the roadshow for the proposed offering no earlier than 15 days after the date thereof.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

Selected Consolidated Financial And Operating Data, page 65

2.	We note your exclusion of consolidated statements of operations data for the year ended December 31, 2014 and consolidated balance sheet data for the year ended December 31, 2015. Please include this information within your amended filing and revise your omission disclosure accordingly.

In response to the Staff’s comments, the Company has revised its disclosure on pages 89, 90 and 91 to include the selected historical consolidated statements of operations data for the year ended December 31, 2014 and the selected historical consolidated balance sheet data as of December 31, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

3.	We note your disclosure throughout that, under the Services and Right to Use Agreement, the Gaming Operator deducts gaming tax and the costs incurred in connection with its operations from gross gaming revenues and the company receives the residual amount. However, it appears that the Operator Consideration must also be paid under the Agreement. Please also revise your disclosure throughout to more clearly discuss the terms of the Services and Right to Use Agreement. Please also revise your disclosure here and elsewhere to discuss in greater detail the Operator Consideration in the Services and Right to Use Agreement.

The Company respectfully advises the Staff that the Gaming Operator operates Studio City Casino pursuant to the Services and Right to Use Arrangements which include the Services and Right to Use Agreement, as amended on June 15, 2012, the Reimbursement Agreement, dated as of the same date, and other agreements and arrangements entered into from time to time regarding the operation of Studio City Casino. Both the Services and Right to Use Agreement and the Reimbursement Agreement have been filed as Exhibit 10.7 and Exhibit 10.8 to the Form F-1.

Operator Consideration was initially provided for under the Services and Right to Use Agreement and was then effectively offset by the Reimbursement Amount pursuant to the Reimbursement Agreement. The Reimbursement Amount is an amount equivalent to the amount receivable by the Gaming Operator as Operator Consideration, less the amount attributable to rent, that is further described below, as provided for under the Reimbursement Agreement. As a result of such arrangements, Operator Consideration is not paid to the Gaming Operator. As disclosed in the Draft Registration Statement, the Gaming Operator deducts gaming tax and costs incurred in connection with its operation of Studio City Casino and Studio City Entertainment receives the residual gross gaming revenues.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

Section 3.1 of the Services and Right to Use Agreement states the Gaming Operator pays rent for the use of the Studio City Casino facility to Studio City Entertainment. This rental payment is further reimbursed to the Gaming Operator as a component of Operator Consideration, which is deducted from the gross gaming revenues of the Studio City Casino along with other direct costs of the gaming operation before the residual gross gaming revenues are remitted to Studio City Entertainment. Effectively, Studio City Entertainment receives rent from the Gaming Operator and then reimburses the Gaming Operator for the rent. The net effect of these transactions has no impact to the revenues from provision of gaming related services recorded by Studio City Entertainment.

The Company further advises the Staff that details of the terms of the Services and Right to Use Arrangements have been disclosed in “Related Party Transactions—Material Contracts with Affiliated Companies—Services and Right to Use Arrangements” section on pages 177 and 178 and the Company has revised the disclosure on pages 23, 38, 95 and 138 to include a cross reference to such disclosure.

Note 2. Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-13.

4.	Please clarify whether the fee to the Gaming Operator under the Services and Rights to Use Arrangements represents only cost reimbursement or if there is a fee beyond reimbursement of costs and how that fee is determined.

The Company respectfully advises the Staff that the detailed fee arrangement between the Gaming Operator and Studio City Entertainment under the Services and Right to Use Arrangements is described in the response to Comment 3 above which clarifies the Gaming Operator is effectively entitled to the cost reimbursement and Studio City Entertainment receives the residual amount of gross gaming revenues generated from Studio City Casino after the cost reimbursement to Gaming Operator pursuant to the Services and Right to Use Arrangements.

5.	Please tell us why some or all of the Services and Rights to Use Arrangements are not in the scope of ASC 840.

The Company acknowledges the Staff’s comment and confirms the Company has considered the guidance in ASC 840 and determined that the Services and Right to Use Arrangements do not contain a lease within the scope of ASC 840 based on the facts and analysis described in our response below.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

Services and Right to Use Arrangements

The Services and Right to Use Arrangements include the Services and Right to Use Agreement, as amended on June 15, 2012, the Reimbursement Agreement, dated as of the same date, and other agreements and arrangements entered into from time to time regarding the operation of Studio City Casino. Under the Services and Right to Use Agreement, Studio City Entertainment allows the Gaming Operator to use and occupy Studio City Casino for purposes of managing all day-to-day operations, in consideration of the rent which is payable to Studio City Entertainment by the Gaming Operator. The Gaming Operator is primarily responsible for the operation of Studio City Casino and Studio City Entertainment has sole responsibility with respect to the design, construction and any refurbishments of Studio City Casino and is responsible for all associated costs.

As described in response to Comment 3, the Gaming Operator is entitled to Operator Consideration pursuant to the Services and Right to Use Agreement which is offset by the Reimbursement Amount pursuant to the Reimbursement Agreement. The Gaming Operator deducts gaming tax and costs incurred in connection with its operation of Studio City Casino from the gross gaming revenues and remits the residual gaming revenues to Studio City Entertainment. The costs incurred in connection with the operation of Studio City Casino include retail value of the complimentary services provided by the Company to Studio City Casino’s gaming patrons, shared administrative services and shuttle bus transportation services provided to Studio City Casino by the Company, gaming-related staff costs, other gaming related costs including the costs related to the VIP operations at Studio City Casino as well as rent for the Gaming Operator to use and occupy Studio City Casino as a reimbursement to the Gaming Operator. Thus, rent has zero impact to the revenues from provision of gaming related services recorded by Studio City Entertainment.

Assessment of the guidance in ASC 840

Management has evaluated the criteria under ASC 840-10-15-6 in determining whether the Services and Right to Use Arrangements convey the right to use property, plant or equipment (i.e. Studio City Casino) that should be accounted for as a lease.

Pursuant to ASC 840-10-15-6, it cites, “(A)n arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any of the following conditions is met:”

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

ASC 840-10-15-6 (a)

The condition in ASC 840-10-15-6 (a) cites “(T)he purchaser has the ability or right to operate the property, plant, or equipment or direct others to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.”

Under the Services and Right to Use Arrangements, Studio City Entertainment allows the Gaming Operator to use and occupy Studio City Casino for purposes of managing all day-to-day operations. The Gaming Operator deducts gaming tax and costs incurred from the gross gaming revenues generated from Studio City Casino, and pays the residual gross gaming revenues to Studio City Entertainment. Though the Gaming Operator has the right to use and occupy Studio City Casino, the Gaming Operator is not entitled to any direct economic benefits and does not obtain any output or other utility generated from the operation of Studio City Casino pursuant to the Services and Right to Use Arrangements. Accordingly, the condition in ASC 840-10-15-6 (a) is not met.

ASC 840-10-15-6 (b)

The condition in ASC 840-10-15-6 (b) cites “(T)he purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment.”

Though the Gaming Operator has control of the physical access to Studio City Casino, as described in the analysis of ASC 840-10-15-6 (a), the Gaming Operator is not entitled to any direct economic benefits and does not obtain any output or other utility generated from the operation of Studio City Casino pursuant to the Services and Right to Use Arrangements. Accordingly, the condition in ASC 840-10-15-6 (b) is not met.

ASC 840-10-15-6 (c)

The condition in ASC 840-10-15-6 (c) cites “(F)acts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.”

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

Pursuant to the Services and Right to Use Arrangements, Studio City Entertainment receives the residual amount of gross gaming revenues generated from Studio City Casino after the Gaming Operator’s deduction of the gaming tax and costs incurred in connection with the operation of Studio City Casino. Therefore, Studio City Entertainment has variability in the economic rewards associated with Studio City Casino and receives more than a minor amount of the output or other utility generated from the operation of Studio City Casino. Accordingly, the condition in ASC 840-10-15-6 (c) is not met.

After considering the factors above, management determined that the services that involve the use of Studio City Casino under the Services and Right to Use Arrangements do not convey the right to use Studio City Casino by the Gaming Operator. Accordingly, the Services and Right to Use Arrangements are not leases under ASC 840 and should be accounted for as a service agreement. The Company recognizes the residual gross gaming revenues pursuant to the Services and Right to Use Arrangements as revenues from provision of gaming related services.

Recent Accounting Standards not yet adopted, page F-15

6.	We note your response to our prior comment 11. Please clarify how you account for the expense of complementary services and how these expenses will be accounted for upon the adoption of the new revenue standard.

The Company respectfully advises the Staff that the Company recognizes non-gaming revenues for (i) the services provided or retail goods sold for cash consideration as well as (ii) the goods and services provided on a complimentary basis by Studio City to the gaming patrons of any casinos operated by the Gaming Operator, Melco Resorts Macau, with the majority of the complimentary services redeemed by the gaming patrons of Studio City Casino. Such complimentary services provided to the gaming patrons are charged by the Company to the Gaming Operator.

When gaming patrons of other casinos operated by the Gaming Operator redeem complimentary services at Studio City, the Company recognizes revenues for such complimentary services as non-gaming revenues and a corresponding charge to the Gaming Operator.

Similarly, when gaming patrons of Studio City Casino redeem complimentary services at Studio City, the Company recognizes non-gaming revenues with corresponding charge to the Gaming Operator. The charges for the complimentary services provided to the Studio City gaming patrons together with other costs and gaming taxes incurred for the operation of Studio City Casino are then deducted from the gross gaming revenues by the Gaming Operator before the net amount is remitted to Studio City Entertainment and recorded as revenues from provision of gaming related services.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

The complimentary services are measured based on retail values under the current revenue standard and will be measured based on standalone selling prices upon the adoption of the new revenue standard, if different. Accordingly, the adoption of the new revenue standard impacts the amount of revenues from provision of gaming related services received by the Company from the Gaming Operator with corresponding changes to the non-gaming revenues.

The Company expenses the costs of providing the complimentary services as incurred. Those costs are classified as rooms, food and beverage, entertainment, retail and other costs according to the nature of the complimentary services provided by the Company under the current revenue standard. The same accounting treatment will be applied upon the adoption of the new revenue standard.

14. Related Party Transactions, page F-30

7.	Please explain why Melco and its subsidiaries constituted 55% and 49% of rooms and food and beverage revenues for the years ended December 31, 2017 and 2016.

The Company respectfully advises the Staff that, as noted in our response to Comment 6 above, the Company operates the non-gaming operations of Studio City and its non-gaming revenues include services provided and goods sold for cash consideration as well as complimentary goods and services provided to the gaming patrons of any casinos operated by the Gaming Operator, Melco Resorts Macau, with the majority of the complimentary services redeemed by the gaming patrons of Studio City Casino. The retail values of such complimentary goods and services are charged to Melco Resorts Macau. Accordingly, 55% and 49% of the Company’s rooms and food and beverage revenues for the years ended December 31, 2017 and 2016 primarily represented the retail values of the complimentary services redeemed at Studio City by the gaming patrons of casinos operated by Melco Resorts Macau that were charged to Melco Resorts Macau, and disclosed as related party transactions with Melco Resorts and its subsidiaries during the relevant periods, as Melco Resorts Macau is one of the subsidiaries of Melco Resorts and an affiliated company of the Company.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Jacqueline Wenchen Tang at jacqueline.tang@kirkland.com, +852 3761 9191 (work) or +852 6111 1576 (cell). Questions pertaining to auditing matters may be directed to the following partner at Ernst & Young: George Chan at george.chan@cn.ey.com or +86 21 2228 2272 (work) or +86 156 0181 2313 (cell). Ernst & Young is the independent registered public accounting firm of the Company.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

June 13, 2018

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Geoffry Philip Andres, Property President, Studio City International Holdings Limited

Jacqueline Wenchen Tang, Esq., Partner, Kirkland & Ellis International LLP

George Chan, Partner, Ernst & Young

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP